FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.        An announcement regarding proposed amendments to the articles of association of Huaneng Power International, Inc. (the “Registrant”); and
2.        An announcement regarding 2015 first quarterly report of the Registrant;

Each made by the Registrant on April 22, 2015.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

On 21 April 2015, the board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) has resolved to, among other things, amend the articles of association. Of the resolution to propose to amend the articles of association, the Board shall seek approval to the amendments to the articles of association at shareholders’ meeting.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board proposes to amend the articles of association, in order to reflect (among other things) the change to the issued share numbers of the Company following completion of the non-public issuance of 365,000,000 H Shares in November 2014.

The proposed amendments to the articles of association shall come into effect upon (i) the passing of a special resolution at the shareholders’ meeting to approve the amendments; and (ii) obtaining the approval and registration by the relevant government and regulatory authorities in the PRC.

Details of the proposed amendments to the Articles of Association are as follows:

(a)	The original Article 3 which provides that:

“Domicile of the Company:	Huaneng Building, 4 Fuxingmennei Street,
Xicheng District, Beijing, People’s Republic of China
Postal code:	100031
Telephone number:	63226999
Fax number:	63226888”

is hereby amended as follows:

“Domicile of the Company:	Huaneng Building, 46 Fuxingmennei Street,
Xicheng District, Beijing, People’s Republic of China
Postal code:	100031
Telephone number:	63226999
Fax number:	63226888”

(b)	The original Article 15 which provides that:

“With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic- invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time.

All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign-invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic-invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign-invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic-listed domestic-invested shares and 100 million shares are non- listed domestic-invested shares.

After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and 1.5 billion domestic-listed domestic-invested shares in December 2010.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 14,055,383,440 shares, out of these, 10,500,000,000 shares representing approximately 74.70% of the Company’s total share capital are held by holders of domestic-listed shares, and 3,555,383,440 shares representing approximately 25.30% of the Company’s total share capital are held by holders of overseas-listed shares.”

is hereby amended as follows:

“With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic- invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time.

All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign-invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic-invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign-invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic-listed domestic-invested shares and 100 million shares are non- listed domestic-invested shares.

After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and 1.5 billion domestic-listed domestic-invested shares in December 2010.

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is ~~14,055,383,440~~14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately ~~74.70%~~72.81% of the Company’s total share capital are held by holders of domestic-listed shares, and ~~3,555,383,440~~3,920,383,440 shares representing approximately ~~25.30%~~27.19% of the Company’s total share capital are held by holders of overseas-listed shares.

(c)	The original Article 19 which provides that:

The registered capital of the Company is RMB14,055,383,440.

is hereby amended as follows:

The registered capital of the Company is RMB~~14,055,383,440~~14,420,383,440.

GENERAL INFORMATION

A circular containing, among other things, further details of the proposed amendments to the articles of association will be dispatched to the Shareholders as soon as practicable.

By Order of the Board
Huaneng Power International Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
22 April 2015

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

FIRST QUARTERLY REPORT OF 2015

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Cao Peixi (Chairman), Zhou Hui (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the first quarterly report of 2015.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	MAJOR FINANCIAL INFORMATION AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
		(Restated)	(%)

Total assets	294,379,004,095	300,880,856,737	(2.16)
Shareholders’ equity attributable to shareholders of the Company	70,364,642,335	74,992,915,078	(6.17)

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of the equivalent period	Variance from equivalent period of last year
		(Restated)	(%)

Net cash flows generated from operating activities	11,396,872,288	8,529,594,604	33.62

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of the equivalent period	Variance from equivalent period of last year
		(Restated)	(%)

Operating Revenue	34,277,583,268	36,630,790,849	(6.42)
Net profit attributable to shareholders of the Company	5,034,088,983	4,159,785,025	21.02
Net profit after deducting non-recurring items attributable to shareholders of the Company	4,656,968,779	3,712,348,745	25.44
Return on net assets (weighted average) (%)	7.42	6.09	Increase by 1.33 percentage points
Basic earnings per share	0.35	0.30	16.67
Diluted earnings per share	0.35	0.30	16.67

Deducting non-recurring items and amounts:

Total amount from the beginning of the yearto the end of current reporting period

(RMB Yuan)
Items

Gains from disposal of non-current assets	1,767,204
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	488,804,288
Losses from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	(2,501,120)
Other non-operating income and expenses excluding the above items (2,927,734) Other non-recurring items 20,198,221
Tax impact of non-recurring items	(124,526,674)
Impact of non-controlling interests, net of tax	(3,693,981)

Total	377,120,204

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares who are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	132,649 (including 132,128 holders of A shares, 401 holders of H shares, 120 holders of ADRs)
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	35.14	0	Nil	–	State-owned entity
HKSCC Nominees Limited	3,178,323,117	22.04	0	Nil	–	Foreign entity
*China Huaneng Group	1,561,371,213	10.83	0	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.18	0	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.27	0	Nil	–	Foreign entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.89	0	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.69	0	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	374,467,500	2.60	0	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	2.09	0	Charges	265,750,000	State-owned entity
HSBC Nominees (Hong Kong) Limited	251,673,480	1.75	0	Nil	–	Foreign entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	3,178,323,117	Overseas listed foreign invested shares	3,178,323,117
*China Huaneng Group	1,561,371,213	RMB denominated ordinary shares	1,561,371,213
Hebei Construction & Investment Group Co., Ltd.	603,000,000	RMB denominated ordinary shares	603,000,000
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	RMB denominated ordinary shares	388,619,936
Fujian Investment Development Group Limited Liability Company	374,467,500	RMB denominated ordinary shares	374,467,500
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
HSBC Nominees (Hong Kong) Limited	251,673,480	Overseas listed foreign invested shares	251,673,480
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group, Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

*	The total number of shares held by China Huaneng Group includes the 6,246,664 shares held by Huaneng Capital Services Company Limited.

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

☐ Applicable      ☑ Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable      ☐ Not applicable

Comparing the consolidated balance sheet of 31 March 2015 and 31 December 2014, the consolidated income statement for the three months ended 31 March 2015 and 2014 and the consolidated cash flow statement for the three months ended 31 March 2015 and 2014, the items with material changes are as below:

Fluctuation analysis of the consolidated balance sheet items

1.
Cash at bank and on hand as at the end of the period decreased by 31.65% compared with the beginning of the period, mainly due to the consideration paid by the Company for acquisition during this period.

2.
Notes receivable as at the end of the period increased by 41.08% compared with the beginning of the period, mainly due to the increase of transactions settled with notes between the Company and its subsidiaries and the grid companies.

3.	Dividends receivable as at the end of the period decreased by 61.01% compared with the beginning of the period, mainly due to the dividends received from the associates of the Company.

4.
Derivative financial liabilities (current portion) as at the end of the period decreased by 46.86% compared with the beginning of the period, mainly due to the increase in the fair value of the hedging instruments of fuel swaps contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd.

5.
Advance from customers as at the end of the period decreased by 36.02% compared with the beginning of the period, mainly due to the decrease in amounts received in advance for power and heat sales by the Company and its subsidiaries.

6.
Taxes payable as at the end of the period increased by 61.69% compared with the beginning of the period, mainly due to the increase of income tax payable as a result of the profit increase during the period.

7.
Dividends payable as at the end of the period decreased by 73.17% compared with the beginning of the period, mainly due to the dividends paid by the Company’s subsidiaries for prior year’s declaration.

8.
Current portion of non-current liabilities as at the end of the period decreased by 46.53%, compared with the beginning of the period, mainly due to the decrease in current portion of the Company’s long-term bonds.

9.
Capital surplus as at the end of the period decreased by 40.21%, compared with the beginning of the period, mainly due to the adjustment against capital surplus as a result of the business combination under common control.

Fluctuation analysis of the consolidated income statement items

1.	Investment income for the reporting period increased by 34.50% compared with the same period of last year, mainly due to the increase in profit of the associates and joint ventures of the Company.

Fluctuation analysis of the consolidated cash flow statement items

1.
Net cash flows generated from operating activities increased by 33.62% compared with the same period of last year, mainly due to the decrease in payments for fuel and materials purchase by the Company and its subsidiaries.

2.
Net cash flows used in investment activities increased by 268.80% compared with the same period of last year, mainly due to the increase of net cash outflow of the Company for acquisition of its subsidiaries.

3.
Net cash flows used in financing activities decreased by 39.59% compared with the same period of last year, mainly due to the increase of cash received from borrowings among the Company and its subsidiaries.

3.2	Analysis and description of significant events and their impacts and solutions

☑ Applicable      ☐ Not applicable

1.
On 13 October 2014, the Company entered into the “Agreement on the Transfer of Equity Interests of Certain Companies between China Huaneng Group (“Huaneng Group”) and Huaneng Power International, Inc.” with Huaneng Group, and the “Agreement on the Transfer of Equity Interests of Certain Companies between Huaneng International Power Development Corporation (“HIPDC”) and Huaneng Power International, Inc.” and the “Agreement on the Transfer of 60% Equity Interests in Huaneng Chaohu Power Generation Co., Ltd. between HIPDC and Huaneng Power International, Inc.” with HIPDC in Beijing. The Company acquired from Huaneng Group the 91.8% equity interests in Huaneng Hainan Power Inc. (“Hainan Power”), the 75% equity interests in Huaneng Wuhan Power Generation Co. Ltd. (“Wuhan Power”), the 53.45% equity interests in Huaneng Suzhou Thermal Power Co. Ltd. (“Suzhou Thermal Power”), the 97% equity interests in Enshi Qingjiang Dalongtan Hydropower Development Co. Ltd. (“Dalongtan Hydropower”) and the 100% equity interests in Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”) (all of which were owned by Huaneng Group) at a consideration of RMB7,337,647,400, and acquired from HIPDC the 60% equity interests in Huaneng Chaohu Power Generation Co. Ltd. (“Chaohu Power”), the 100% equity interests in Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power”), the 100% equity interests in Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”), the 100% equity interests in Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”) and the 100% equity interests in Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”) (all of which were owned by HIPDC) at a consideration of RMB1,938,178,900.

Related resolutions of those transactions had been considered and passed at the Second Meeting of the Eighth Session of the Board of Directors of the Company held on 13 October 2014 and the 2014 Third Extraordinary General Meeting held on 28 November 2014.

Pursuant to the agreements, the Company had paid 50% of the consideration of the transactions to Huaneng Group and HIPDC on 8 January 2015, and had paid 20% of the consideration of the transactions to Huaneng Group and HIPDC on 31 March 2015. From 2015 onwards, Hainan Power, Wuhan Power, Suzhou Thermal Power, Dalongtan Hydropower, Hualiangting Hydropower, Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power have been included in the consolidated financial statements of the Company.

2.
The Company, Beijing Jingneng Power Co., Ltd. and China Hua Neng Group Hong Kong Limited shall jointly invest in the construction project of the gas-steam combined cycle co-generation of Huaneng Beijing Co-generation Limited Liability Company, and upon obtaining the approval to the project the Company together with Beijing Jingneng Power Co., Ltd. and China Hua Neng Group Hong Kong Limited shall provide capital contribution for the construction fund on a pro-rata basis according to their shareholding interests in Huaneng Beijing Co-generation Limited Liability Company.

The said item had been considered and passed at the Fifth Meeting of the Eighth Session of the Board of Directors of the Company on 29 January 2015 and an announcement thereof has been published.

3.3	Status of performance of undertakings given by the Company and shareholders holding 5% or more of shareholding

☑ Applicable      ☐ Not applicable

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Undertaking relevant to the initial public issuance	To resolve business competition	Huaneng International Power Development Corporation
In disposing of power plant(s) by HIPDC, the Company has a right of first refusal in whether to acquire such power plant(s). In developing coal-fired power plants having capacity of more than 300 MW, the Company will be the only developer under the terms and conditions of the relevant restructuring agreement. With respect to power plants having capacity that fall below 300 MW or other power plants, unless the Company indicates in writing that it has no intention to develop, otherwise the development right should belong to the Company. HIPDC at the same time indicates that with regard to the power development business it engages within China, it will not compete with the Company’s business.
				This undertaking shall be subsisting and being performed	No	Yes
	To resolve business competition	China Huaneng Group	The Company has a right of first refusal in the power assets, equity interest and power development projects to be transferred by Huaneng Group	This undertaking shall be subsisting and is being performed	No	Yes

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Other undertaking	To resolve business competition	Huaneng Group
In order to support the business of Huaneng Power International, Huaneng Group provided non-compete undertakings to Huaneng Power International at times of its initial public offerings within the PRC and overseas. With respect to the non- public placement of shares in 2010 by Huaneng Power International, Huaneng Group provided an Undertaking on Relevant Matters for Further Avoidance of Business Competition by Huaneng Group with Huaneng Power International, Inc. on 17 September 2010 (“Non-Compete Undertakings). To further define the implementation terms and in conjunction with the requirements under Guidance Note No.4 relating to Supervision of Listed Companies – undertakings and implementation of the listed companies’ de facto controllers, shareholders, related parties, acquirer and listed companies and the actual circumstances. On 28 June 2014, Huaneng Group refined and regulated the aforesaid Non- Compete Undertakings in terms set out below:
				Term of undertaking: 28 June 2014 to 31 December 2016	Yes	–

1. it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group;

Background	Type (s) of ndertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will improve the profitability of such assets and inject those assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province.

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed

3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will inject such assets which meet the conditions for listed company (the title(s) of assets or shareholding interest(s) is/are clearly defined, such assets will not lower the earnings per share of Huaneng Power International after injection, with no material breaches or violation of laws and regulations, preservation of the value of state-owned asset(s), renunciation of the pre-emptive rights of existing shareholders) into Huaneng Power International by end of 2016 in order to support the sustainable, stable development of Huaneng Power International.

4. Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

☐ Applicable      ☑ Not applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
22 April 2015

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 31 MARCH 2015

Amounts: In RMB Yuan

	31 March 2015	31 December 2014	31 March 2015	31 December 2014
	Consolidated	Consolidated	The Company	The Company
ASSETS		(Restated)

CURRENT ASSETS
Cash at bank and on hand	9,282,019,247	13,580,878,084	3,092,733,681	8,383,375,090
Derivative financial assets	140,644,659	261,135,385	–	–
Notes receivable	1,244,055,454	881,835,452	183,757,696	158,899,801
Accounts receivable	14,118,133,856	15,590,720,591	5,649,648,306	5,555,673,368
Advances to suppliers	926,996,204	759,746,689	217,254,830	163,914,565
Interest receivable	747,305	357,188	191,195,789	142,687,726
Dividends receivable	80,000,000	205,178,709	697,807,641	842,319,962
Other receivables	1,396,156,741	1,074,449,805	2,406,210,808	2,354,730,606
Inventories	6,615,851,956	7,409,681,381	2,423,697,153	2,569,510,200
Current portion of non-current assets	178,046,475	179,084,107	–	–
Other current assets	139,865,196	36,708,810	24,296,769,433	24,101,667,677

Total current assets	34,122,517,093	39,979,776,201	39,159,075,337	44,272,778,995

NON-CURRENT ASSETS
Available-for-sale financial assets	4,440,178,368	4,383,515,223	4,427,927,568	4,371,264,423
Derivative financial assets	68,169,178	40,598,382	–	–
Long-term receivables	509,895,237	530,839,883	–	–
Long-term equity investment	17,807,196,269	17,517,887,792	63,285,340,669	55,614,673,821
Fixed assets	186,065,053,772	188,277,382,260	58,277,666,816	59,109,052,186
Fixed assets pending for disposal	87,904,935	87,456,340	63,917	102,844
Construction-in-progress	24,035,626,990	21,751,942,634	2,469,140,119	2,300,645,588
Construction materials	2,940,629,120	3,387,861,300	130,600,616	113,840,175
Intangible assets	11,414,083,238	11,601,320,687	1,705,222,715	1,724,129,735
Goodwill	10,794,188,067	11,148,481,078	–	–
Long-term deferred expenses	156,415,108	166,054,500	15,570,864	17,207,051
Deferred income tax assets	1,045,117,970	1,115,231,709	128,122,760	159,186,636
Other non-current assets	892,028,750	892,508,748	3,342,630,000	3,492,630,000

Total non-current assets	260,256,487,002	260,901,080,536	133,782,286,044	126,902,732,459

TOTAL ASSETS	294,379,004,095	300,880,856,737	172,941,361,381	171,175,511,454

	31 March 2015	31 December 2014	31 March 2015	31 December 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	51,966,306,361	46,626,004,262	39,820,006,361	31,110,000,000
Derivative financial liabilities	442,543,091	832,726,740	–	–
Notes payable	1,727,438,236	1,637,553,934	–	–
Accounts payable	9,232,789,902	11,380,689,349	3,440,736,595	5,626,989,240
Advance from customers	235,299,095	367,773,559	10,741,405	137,827,104
Salary and welfare payables	268,784,299	247,516,737	88,282,383	72,885,485
Taxes payable	(236,701,263)	(617,844,109)	483,089,950	116,167,444
Interest payables	1,021,217,148	1,162,366,531	881,464,223	842,243,577
Dividends payable	122,794,010	457,758,654	–	–
Other payables	16,093,102,064	14,963,223,306	5,793,350,334	3,461,898,695
Current portion of non-current liabilities	8,016,850,550	14,994,139,965	1,165,114,141	8,213,359,248
Provision	31,646,657	28,646,657	31,190,657	28,190,657
Other current liabilities	18,871,320,694	18,587,209,659	18,710,134,455	18,504,516,415

Total current liabilities	107,793,390,844	110,667,765,244	70,424,110,504	68,114,077,865

NON-CURRENT LIABILITIES
Long-term loans	70,474,520,883	70,660,512,132	14,076,937,971	14,286,321,166
Derivative financial liabilities	495,132,715	649,512,599	105,609,134	99,163,969
Bonds payable	22,760,933,925	22,725,534,840	22,760,933,925	22,725,534,840
Long-term payables	1,525,713,231	1,435,036,888	–	–
Long-term Employee benefits payable	85,903,069	85,903,069	–	–
Specific accounts payable	46,001,996	45,024,362	31,060,733	30,083,100
Deferred income	2,521,253,353	2,555,018,470	1,925,906,110	1,958,994,837
Deferred income tax liabilities	1,618,686,621	1,595,025,038	–	–

Total non-current liabilities	99,528,145,793	99,751,567,398	38,900,447,873	39,100,097,912

TOTAL LIABILITIES	207,321,536,637	210,419,332,642	109,324,558,377	107,214,175,777

	31 March 2015	31 December 2014	31 March 2015	31 December 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
(continued)

SHAREHOLDERS’ EQUITY
Share capital	14,420,383,440	14,420,383,440	14,420,383,440	14,420,383,440
Capital surplus	14,346,462,924	23,993,710,781	13,113,429,985	16,816,026,954
Other comprehensive income	(1,032,891,469)	(1,020,395,073)	1,223,239,869	1,191,162,699
Special reserves	36,988,940	39,606,413	32,734,844	34,474,327
Surplus reserves	7,242,594,409	7,242,594,409	7,242,594,409	7,242,594,409
Undistributed profits	35,351,104,091	30,317,015,108	27,584,420,457	24,256,693,848

Shareholders’ equity attributable to shareholders of the Company	70,364,642,335	74,992,915,078	63,616,803,004	63,961,335,677
Non-controlling interests	16,692,825,123	15,468,609,017	–	–

Total shareholders’ equity	87,057,467,458	90,461,524,095	63,616,803,004	63,961,335,677

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	294,379,004,095	300,880,856,737	172,941,361,381	171,175,511,454

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2015

Amounts: In RMB Yuan, Except Per Share Data

		For the quarter ended 31 March, 2015	For the quarter ended 31 March, 2014	For the quarter ended 31 March, 2015	For the quarter ended 31 March, 2014
		Consolidated	Consolidated	The Company	The Company
			(Restated)

Operating revenue		34,277,583,268	36,630,790,849	13,478,767,897	13,916,696,608
Less:	Operating cost	23,665,292,043	27,407,466,461	8,953,205,639	9,932,505,373
	Tax and levies on operations	347,942,761	279,246,592	154,755,889	121,246,703
	Selling expenses	992,420	1,103,595	–	–
	General and administrative expenses	921,138,922	852,759,976	520,654,679	491,177,138
	Financial expenses	1,910,411,577	2,051,632,603	1,168,060,327	1,317,393,367
	Asset impairment loss	293,038	(59,497)	(3,920)	(20,249)
Add:	(Loss)/income on fair value changes of financial assets/liabilities	(28,911,002)	7,082,960	–	–
	Investment income	344,467,653	256,105,806	1,064,428,978	704,969,249
	Including: Investment income from associates and joint ventures	296,634,274	208,518,962	174,159,588	142,867,057

Operating profit		7,747,069,158	6,301,829,885	3,746,524,261	2,759,363,525
Add:	Non-operating income	512,361,521	565,494,353	481,200,833	524,515,514
	Including: gain on disposals of non-current assets	1,778,020	2,611,794	1,775,800	1,428,477
Less:	Non-operating expenses	24,717,763	14,188,750	13,667,466	5,692,791
	Including: loss on disposals of non-current assets	10,816	2,450,380	10,816	2,401,980

Profit before tax		8,234,712,916	6,853,135,488	4,214,057,628	3,278,186,248
Less:	Income tax expense	2,005,037,555	1,693,930,405	886,331,019	861,774,351

Net profit		6,229,675,361	5,159,205,083	3,327,726,609	2,416,411,897

Including: Net profit generated by acquiree before business combination under common control		–	595,451,795	–	–

Attributable to:
Shareholders of the Company		5,034,088,983	4,159,785,025	3,327,726,609	2,416,411,897
Non-controlling interests		1,195,586,378	999,420,058	–	–

Earnings per share
(based on the net profit attributable to Shareholders of the Company) (expressed in RMB per share)
– Basic earnings per share		0.35	0.30	–	–
– Diluted earnings per share		0.35	0.30	–	–

Amounts: In RMB Yuan, Except Per Share Data

	For the quarter ended 31 March 2015	For the quarter ended 31 March 2014	For the quarter ended 31 March 2015	For the quarter ended 31 March 2014
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Other comprehensive (loss)/income, net of tax	(12,836,871)	267,073,218	32,077,170	(103,321,195)
Other comprehensive income (net of tax) attributed to shareholders of the company that may be reclassified to profit or loss	(12,496,396)	266,783,441	32,077,170	(103,321,195)
Including:
Gains or losses arising from changes in fair value of available-for-sale financial assets	42,497,359	(106,243,397)	42,497,359	(106,243,397)
Share of other comprehensive income of the equity-accounted investee	(5,586,315)	–	(5,586,315)	–
Effective hedging portion of gains or losses arising from cash flow hedging instruments	371,863,219	(24,329,653)	(4,833,874)	2,922,202
Translation differences arising on translation of foreign currency financial statements	(421,270,659)	397,356,491	–	–
Other comprehensive income (net of tax) attributable to non-controlling interests	(340,475)	289,777	–	–

Total comprehensive income	6,216,838,490	5,426,278,301	3,359,803,779	2,313,090,702

Attributable to:
Shareholders of the Company	5,021,592,587	4,426,568,466	3,359,803,779	2,313,090,702
Non-controlling interests	1,195,245,903	999,709,835	–	–

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2015

Amounts: In RMB Yuan

	For the quarter ended 31 March, 2015	For the quarter ended 31 March, 2014	For the quarter ended 31 March, 2015	For the quarter ended 31 March, 2014
	Consolidated	Consolidated	The Company	The Company
Items		(Restated)

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	39,466,255,187	41,437,607,080	15,554,599,454	16,547,927,244
Cash received from return of taxes and fees	13,281,103	17,862,014	–	–
Other cash received relating to operating activities	739,387,662	560,375,024	464,489,416	489,546,519

Sub-total of cash inflows of operating activities	40,218,923,952	42,015,844,118	16,019,088,870	17,037,473,763

Cash paid for goods and services received	21,892,479,593	27,601,043,886	10,510,353,666	11,404,815,264
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	1,725,879,092	1,616,523,782	774,535,294	756,727,245
Payments of taxes	4,783,944,541	3,713,286,625	2,048,452,034	1,706,628,659
Other cash paid relating to operating activities	419,748,438	555,395,221	321,639,428	344,683,574

Sub-total of cash outflows of operating activities	28,822,051,664	33,486,249,514	13,654,980,422	14,212,854,742

Net cash flows generated from operating activities	11,396,872,288	8,529,594,604	2,364,108,448	2,824,619,021

Cash flows used in investing activities
Cash received from withdrawal of investment	–	384,702,400	150,000,000	812,702,400
Cash received on investment income	126,403,984	–	986,273,647	493,384,096
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	8,958,148	28,663,336	4,327,579	2,229,434
Cash received for disposal of a subsidiary	–	503,809,240	–	538,297,600
Other cash received relating to investing activities	17,161,799	32,383,087	–	–

Sub-total of cash inflows of investing activities	152,523,931	949,558,063	1,140,601,226	1,846,613,530
Cash paid for acquiring fixed assets, intangible assets and other long-term assets	5,870,356,705	4,159,321,517	1,086,600,786	1,361,744,958
Cash paid for investments	–	82,179,000	8,267,575,368	634,839,000
Net cash paid for acquiring subsidiaries	6,514,393,200	–	–	–
Other cash paid relating to investing activities	2,990,596	25,620,633	–	–

Sub-total of cash outflows of investing activities	12,387,740,501	4,267,121,150	9,354,176,154	1,996,583,958

Net cash flows used in investing activities	(12,235,216,570)	(3,317,563,087)	(8,213,574,928)	(149,970,428)

Amounts: In RMB Yuan

	For the quarter ended 31 March, 2015	For the quarter ended 31 March, 2014	For the quarter ended 31 March, 2015	For the quarter ended 31 March, 2014
	Consolidated	Consolidated	The Company	The Company
Items		(Restated)

Cash flows used in financing activities
Cash received from investments	331,576,197	198,215,200	–	–
Including: cash received from non-controlling interests of subsidiaries	331,576,197	198,215,200	–	–
Cash received from borrowings	17,468,179,752	10,860,781,993	13,221,287,461	6,860,000,000
Other cash received relating to financing activities	125,810,385	39,030,000	14,285,385	3,370,000

Sub-total of cash inflows of financing activities	17,925,566,334	11,098,027,193	13,235,572,846	6,863,370,000

Repayments of borrowings	18,242,402,394	14,067,924,166	11,763,602,527	9,793,009,629
Payments for dividends, profit or interest expense	2,854,395,405	2,300,445,080	942,424,195	1,154,757,701
Including: dividends paid to non-controlling interests of subsidiaries	656,609,580	–	–	–
Other cash paid relating to financing activities	15,416,612	4,696,505	–	4,500,000

Sub-total of cash outflows of financing activities	21,112,214,411	16,373,065,751	12,706,026,722	10,952,267,330

Net cash flows used in financing activities	(3,186,648,077)	(5,275,038,558)	529,546,124	(4,088,897,330)

Effect of exchange rate fluctuations on cash held	(23,567,423)	40,472,520	40,287,585	1,580,526

Net decrease in cash	(4,048,559,782)	(22,534,521)	(5,279,632,771)	(1,412,668,211)
Add: cash at beginning of period	13,021,415,678	10,151,814,274	8,360,386,954	5,196,600,915

Cash at end of period	8,972,855,896	10,129,279,753	3,080,754,183	3,783,932,704

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming

Title: Company Secretary

Date:     April 22, 2015